Exhibit 2.2

AMENDATORY AGREEMENT
in respect of the
Asset and Share Purchase Agreement

By and Between

CECA S.A.,
ARKEMA S.R.L.,
ARKEMA SHANGHAI DISTRIBUTION CO LTD,
AND
ARKEMA FRANCE
on the one hand

and

CHEMVIRON FRANCE SAS,
CALGON CARBON CORPORATION,
CALGON CARBON (SUZHOU) CO., LTD.,
AND
CHEMVIRON SPRL
on the other hand

Dated: November 2, 2016

Table of Contents

(continued)

AMENDATORY AGREEMENT

THIS AMENDATORY AGREEMENT, dated November 2, 2016 (as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms, this "Amendatory Agreement"), is by and between:

(i)  CECA S.A., a French société anonyme with its registered offices at 89, boulevard National, 92250 La Garenne Colombes, registered with the registry of commerce under number 775 728 025 R.C.S. Nanterre ("CECA");

(ii)  Arkema S.r.l, an Italian limited liability company, with its registered offices at via Pregnana no. 63, 20017 Rho, Milan, registered with the companies' register of Milan under number 10676490153 ("Arkema"), Arkema and CECA acting jointly and severally (conjointement et solidairement) for all purposes hereof and being jointly and severally liable (conjointement et solidairement responsable) for the obligations of Arkema Shanghai;

(iii)  Arkema Shanghai Distribution Co Ltd, a company incorporated under the laws of the People's Republic of China, with its registered offices at Suite D, No.28 Workshop, No.500, Fute E 2nd Rd, Waigaoqiao Free Shanghai - 200131, China ("Arkema Shanghai" and, together with CECA and Arkema, the "Sellers" and each of them a "Seller");

(iv)  Arkema France, a company (société anonyme) organized under the laws of France having its registered office at 420 rue d'Estienne d'Orves, 92700 Colombes, France and registered with the Registry of Commerce and Companies of Nanterre under number 319 632 790 (the "Sellers' Guarantor");

on the one hand,

AND

(v)  Chemviron France SAS, a company (société par actions simplifiée) organized under the laws of France having its registered office at 58, avenue de Wagram, 75017 Paris, France and registered with the Registry of Commerce and Companies of Paris under number 821 453 313 (the "Purchaser");

(vi)  Calgon Carbon Corporation, a Delaware corporation with its registered offices at 3000 GSK Drive, Moon Township, PA 15108, USA (the "Purchaser's Guarantor");

(vii)  Calgon Carbon (Suzhou) Co., Ltd., a company organized and incorporated under the laws of the People’s Republic of China, with registered office located at 2388, Yinzhong South Road, Wuzhong Economic Development Zone, Jiangsu Province, China, registered with the Companies Register under number 320500400038293 ("CC Suzhou");

(viii)  Chemviron Sprl, a company (société privée à responsabilité limitée) organized under the laws of Belgium having its registered office at 7181 Seneffe, Parc Industriel de Feluy C, Feluy, Belgium and registered with the Register of Legal Entities of Hainaut (Charleroi) under number 0663915609 ("Chemviron Belgium"), the Purchaser and the Purchaser's Grantor being jointly and severally liable (conjointement et solidairement responsable) for the obligations of CC Suzhou and Chemviron Belgium;

on the other hand.

The Sellers, the Purchaser, the Sellers' Guarantor and the Purchaser's Guarantor are sometimes individually referred to as an "Initial Party" and collectively as the "Initial Parties".

The Initial Parties, CC Suzhou and Chemviron Belgium are sometimes individually referred to as a "Party" and collectively as the "Parties".

W I T N E S S E T H:

WHEREAS:

(A)  The Initial Parties are parties to (i) a certain Asset and Share Purchase Agreement dated July 25, 2016 (as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the "ASPA", capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the ASPA) and (ii) a certain Disclosure Letter dated July 25, 2016 (as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the "Disclosure Letter"); and

(B)  The Parties wish at this present time to amend, supplement and modify the ASPA and the Disclosure Letter to the limited extent and upon the terms set forth in this Amendatory Agreement.

NOW, THEREFORE, the Parties, intending to be legally bound, do hereby agree as follows:

ARTICLE I
ASSIGNMENT OF RIGHTS

Pursuant to Section 12.8 of the ASPA:

(A)  the Purchaser hereby assigns to Chemviron Belgium its right to purchase and acquire from the Sellers the Transferred Shares pursuant to Section 2.1(a) of the ASPA, as well as all the rights under the ASPA associated therewith;

(B)  Chemviron Belgium hereby assumes, and agrees to perform and discharge all of the obligations associated with the acquisition of the Transferred Shares under the ASPA, including but not limited to (i) the obligation to pay the Closing Company Purchase Price pursuant to Section 2.7(b)(ii) of the ASPA and (ii) the obligation to repay the Cash Pooling Receivable pursuant to Section 2.7(b)(iii) of the ASPA;

(C)  the Purchaser hereby assigns to CC Suzhou its right to purchase the Business Inventory owned by Arkema Shanghai pursuant to Section 2.1(a) of the ASPA, as well as all the rights under the ASPA associated therewith;

(D)  CC Suzhou hereby assumes, and agrees to perform and discharge all of the obligations associated with the acquisition of the Business Inventory owned by Arkema Shanghai, including but not limited to the payment of the portion of the Closing Business Purchase Price relating to the Business Inventory owned by Arkema Shanghai pursuant to Section 2.7(b)(ii) of the ASPA, it being specified that, in accordance with the provisions of Section 12.8 of the ASPA, the Purchaser and the Purchaser’s Guarantor shall be jointly and severally liable with Chemviron Belgium and CC Suzhou for the performance of their obligations under the Transaction Documents.

ARTICLE II
AMENDMENTS

On the terms set forth in this Amendatory Agreement, the ASPA shall be amended, effective as of the date hereof, as follows:

2.1.	Closing Date

(A)            In accordance with Section 2.7 of the ASPA, the Parties agree that the Closing Date shall be 2 November, 2016;

(B)            The definition of "Closing Reference Date" shall be amended so as to read as follows:

""Closing Reference Date" shall mean October 31, 2016;"

(C)            Section 2.7(a) shall be amended so as to read as follows:

"(a)            Provided that (x) the conditions to the respective obligations of the Parties set forth in Article III are satisfied, and (y) this Agreement has not been previously terminated pursuant to Section 8.1, the consummation of the purchase and sale of the Transferred Shares and the Transferred Assets (the "Closing") shall be simultaneously held at (i) the offices of Willkie Farr & Gallagher, at 21-23 rue de la Ville l'Evêque, 75008 Paris, France (the "Paris Closing") at 9 a.m on the Closing Date, and (ii) the offices of Mr. Edmondo Todeschini located Via Cesare Cantù, 3, Milan, Italy (the "Milan Closing"), at 12 a.m. on the Closing Date."

2.2.	Excluded Real Property.

(D)            The Parties hereby acknowledge and agree that the pieces of land owned by CECA and located in the municipalities of Tanavelle and Valuejols, as described in Exhibit 1 hereto (the "Excluded Property"), shall be withdrawn from the scope of the Business Owned Real Property to be sold by CECA and acquired by the Purchaser at Closing pursuant to the ASPA and, as a result thereof, any reference to Business Owned Real Property in the ASPA shall be deemed to exclude the Excluded Property and Schedule 4.10(a)(i) to the Disclosure Letter shall therefore be deemed to be amended accordingly.

(E)            As a result, the Parties hereby acknowledge and agree to reduce the Business Base Purchase Price by an amount equal to the aggregate value of the Excluded Property, as agreed-upon among the Initial Parties, i.e., by an amount of EUR 155,420.  The Business Base Purchase Price shall thus be equal to EUR 117,766,149, it being specified that such reduction of the Business Base Purchase Price shall be allocated exclusively to the real estate assets included in the Transferred Assets for the purpose of the Closing Statement and the Post-Closing Statement. Subsection (b)(i) of Section 2.4 of the ASPA is therefore amended to read as follows:

"(i) one hundred and seventeen million seven hundred and sixty-six thousand one hundred and forty-nine (117,766,149) euro (the "Business Base Purchase Price");"

2.3.	Real Property Deeds

All the occurrences of the term "Real Property Deed" in the ASPA shall be replaced by the term "Real Property Deeds" and the definition of "Real Property Deed" in Section 1.1 of the ASPA shall be amended to read as follows:

""Real Property Deeds" shall mean, collectively, (a) the notarized deed to be entered into at Closing by and among CECA, the Purchaser and the SAFER Rhône Alpes with respect to the sale of certain portions of the Business Owned Real Property located in Saint-Bauzile, (b) the notarized deed to be entered into by and among CECA, the Purchaser and the SAFER Auvergne with respect to the sale of certain portions of the Business Owned Real Property located in Riom-ès-Montagnes and (c) the notarized deed to be entered into at Closing between CECA and the Purchaser with respect to the remainder of the Business Real Property, located in Parentis in each case reflecting the terms set forth in Annex P;"

2.4.	Fortage Agreement

(A)            Section 2.7(b)(i) of the ASPA shall be amended to read as follows:

"(i) the Purchaser and the relevant Seller shall enter into the Local Business Sale Agreement, the Real Property Deeds and the Fortage Agreement and shall perform, as the case may be, their respective obligations to be performed at the Closing thereunder;"

(B)            Section 2.7(b)(viii) of the ASPA shall be deleted.

(C)            Section 6.13(c)(i) of the ASPA shall be amended to read as follows:

"(i)            The Parties acknowledge that an undertaking to sell and purchase the portion of the Business Owned Real Property described in Annex 6.13(c)(i) (the "Laffont Business Owned Real Property") has been entered into between CECA and Ms Laffont pursuant to a notarized purchase deed dated May 17, 2004 (the "Undertaking Agreement").  As a result thereof, the Laffont Business Owned Real Property shall be deemed excluded from the Business Owned Real Property and CECA and the Purchaser shall enter into a notarized contrat de fortage (in three originals) on the Closing Date substantially in the form attached as Annex 6.13(c)(ii) with respect to the Laffont Business Owned Real Property (the "Fortage Agreement")."

2.5.	Intellectual Property Rights.

The Parties hereby acknowledge and agree that with respect to patent AM2006 “BGP pour Merox”, the pending patent applications before the European patent office and the relevant patent offices in Sri Lanka and in the USA shall be excluded from the Transferred Assets and shall therefore not be transferred, it being expressly acknowledged and agreed that Sellers shall (i) timely take all necessary and appropriate actions to abandon such pending patent applications to permit the relevant patent offices to recognize the abandonment and remove the application from the relevant publication process; (ii) promptly inform the Purchaser when such abandonment and removal will be completed and (iii) promptly transfer to the Purchaser all rights on improvements and all other proprietary rights, if any, related to the invention covered by such patent for all countries. Schedule 4.11(a) to the Disclosure Letter shall be deemed to be amended accordingly.

2.6.	Sellers’ Guarantees

Section 2.7(b)(vi) of the ASPA shall be deleted and:

(A)            a new Section 10.16 shall be created which shall read as follows:

"10.16 Unreleased Sellers Guarantees and Cash Deposits.

(a)            To the extent and for so long as any third party consent and/or release referenced in Section 6.7 has not been obtained in respect of any Sellers Guarantee (the "Unreleased Sellers Guarantees"), from and after the Closing Date, the Purchaser shall indemnify and hold CECA or its Affiliates harmless from and against all Damages incurred, by any of them as a result of any such Unreleased Sellers Guarantees; provided, however, that the Purchaser shall fully cooperate with CECA (including by promptly providing CECA with any relevant information or document exchanged with the third party beneficiaries of the relevant Unreleased Sellers Guarantees) and shall continue to use its commercially reasonable efforts (including, with respect to (i) Unreleased Sellers Guarantees to the benefit of the Préfet of the Ardèche Départment and the Préfet of the Cantal Départment, by issuing or causing the issuance of substitute guarantees as soon as practicable from the Closing Date;(ii) Unreleased Sellers Guarantee to the benefit of the Office National des Forêts, by delivering to the Office National des Forêts duly executed originals of the new contract together with the substituted guarantee no later than three (3) Business Days after receipt by the Purchaser of the executed version of the joint and several guarantee (“acte de cautionnement solidaire”) from ING France), in each case to obtain the complete release and discharge of the Sellers or their Affiliates from such Unreleased Sellers Guarantees, no later than December 31, 2016.

(b)            From and after the Closing Date, the Purchaser shall use its best efforts (including proposing substitute cash deposits or arrangements) to procure that as soon as possible and in no event later than ten (10) calendar days from the Closing Date, the cash deposits paid by CECA or its Affiliates in favor or support of the Business as such deposits are set forth in Annex 10.16 are immediately released and returned to CECA or its relevant Affiliate and that CECA or its relevant Affiliate is fully, irrevocably and unconditionally released from all obligations thereunder.  As long as such deposit(s) is/are not returned in full to CECA or its relevant Affiliate, the Purchaser undertakes to (i) fully cooperate with CECA in view of having such deposits returned in full and (ii) indemnify and hold harmless CECA or its Affiliates from and against all amounts paid, and liabilities incurred, by any of them in connection with such deposits (including by repaying any amount of such deposits withdrawn or retained by the relevant third party beneficiary)."

(B)            a new Annex 10.16 as set forth in Exhibit 2 shall be created and appended to the ASPA.

2.7.	Cut-Off Arrangement

Section 10.11 of the ASPA shall be amended to read as follows:

"10.11 Cut-Off Arrangement.

(a)            Without prejudice to Taxes which shall be dealt with in accordance with Section 2.3 and Article XI, any amounts (other than rebates, discounts or similar price accommodations) paid or received either by CECA prior to the Closing or by the Purchaser after the Closing in relation to goods and services provided to or by the Business in relation to a period commencing prior to the Closing Reference Date and ending after the Closing Reference Date shall be apportioned among CECA and the Purchaser, respectively, on the basis of documentary evidence in accordance with (x) the Accounting Principles that would be applied by CECA to reflect such amounts on its financial statements as at the Closing Reference Date if such date were the end of a financial period or (y) if the Accounting Principles cannot apply, on a pro rata temporis basis.

(b)              Notwithstanding anything to the contrary set forth herein, the Parties agree that any shipment made or received and any service rendered or received by CECA in respect of the Business after the Closing Reference Date shall be for the account of the Purchaser and shall be deemed made or received by the Purchaser as if the transfer of the Business to the Purchaser had taken place as at the Closing Reference Date.

CECA and the Purchaser shall agree on the amounts resulting from the implementation of paragraphs (a) and (b) above and shall settle the resulting payments within four (4) months of the Closing Date.

(c)            Notwithstanding anything to the contrary set forth herein, the Parties agree that the Purchaser shall be responsible for paying the wages and related contributions with respect to the CECA Transferred Employees and the Anticipated Voluntary Transferred Employees accrued as from the Closing Reference Date as if the transfer of such employees to the Purchaser had taken place as of the Closing Reference Date."

2.8.	Advance Payment

The Parties acknowledge that CC Suzhou shall initiate the transfer of the amount corresponding to the portion of the Closing Business Purchase Price relating to the Business Inventory held by Arkema Shanghai as set forth in the Closing Statement on November 1, 2016 to the bank account opened in the name of Arkema Shanghai the detail of which is set forth in the Closing Statement.  The Sellers acknowledge and agree that, in the event that the Closing does not take place on November 2, 2016 for any reason whatsoever, Arkema Shanghai shall repay upon demand of CC Suzhou the amount thus received to CC Suzhou.

ARTICLE III
UPDATE TO SCHEDULES ANNEXES

3.1.	Anticipated Transferred Employees

The Parties hereby decide to amend Schedule 4.18(a) to the Disclosure Letter so as to reflect the departures, hiring or replacements that occurred between July 11, 2016 and the date of this Amendatory Agreement. Schedule 4.18(a) to the Disclosure Letter is therefore amended accordingly, as set forth in Exhibit 3-a.

3.2.	Guarantees Released on Closing

The Parties hereby decide to amend Annex 6.7 so as to reflect the guarantees, comfort letters and other undertakings given or provided by the Sellers or their Affiliates after the date of the ASPA to third parties in respect of obligations of CECA (in respect of the Business) or the Company. Annex 6.7 is therefore amended accordingly, as set forth in Exhibit 3-b.

3.3.	Business Employee Loans

In accordance with Section 6.8(d) of the ASPA, the Purchaser acknowledges having received from the Sellers’ Agent the outstanding amount under Business Employee Loans and the names of the concerned Transferred Employees as of the Closing Date, which information is set forth in Exhibit 3-c.

3.4.	Disclosure Supplement

Pursuant to Section 6.11 of the ASPA, the Sellers decide to supplement and amend the Schedules to the Disclosure Letter as follows:

(A)            Schedule 4.15 to the Disclosure letter shall be deemed to be amended according to the information set forth in Exhibit 3-d;

(B)            Schedule 4.18(c) to the Disclosure Letter is amended as set forth in Exhibit 3-e;

(C)            Schedule 4.18(d) to the Disclosure Letter shall be deemed to be amended according to the information set forth in Exhibit 3-f;

(D)            Schedule 4.18(f) to the Disclosure Letter shall be deemed to be amended according to the information set forth in Exhibit 3-g; and

(E)            Schedule 4.18(g) to the Disclosure Letter shall be deemed to be amended according to the information set forth in Exhibit 3-h.

ARTICLE IV
MISCELLANEOUS

4.1.              No Other Amendments.  Except for the amendments referred to above and for any amendments required to conform the ASPA and the Disclosure Letter to the above amendments, the text of the ASPA and the Disclosure Letter shall remain unchanged and in full force and effect.

4.2.              The provisions of Sections 12.4, 12.6 and 12.8 through 12.11 of the ASPA are hereby incorporated by reference in this Article II with the same effect as if such provisions were set forth herein; provided, however, that for purposes of such incorporation, the term this "Agreement" shall be deemed to mean this Amendatory Agreement.

Executed in Paris on November 2, 2016.

In eight (8) originals.

CECA S.A. By: /s/ Mr Jérôme Schmidgen Name: Mr Jérôme Schmidgen Title: Proxy holder	ARKEMA S.R.L. By: /s/ Mr Jérôme Schmidgen Name: Mr Jérôme Schmidgen Title: Proxy holder
ARKEMA SHANGHAI DISTRIBUTION CO LTD By: /s/ Mr Jérôme Schmidgen Name: Mr Jérôme Schmidgen Title: Proxy holder	ARKEMA FRANCE By: /s/ Mr Jérôme Schmidgen Name: Mr Jérôme Schmidgen Title: Proxy holder
CHEMVIRON FRANCE SAS By: /s/ Mr Reinier Keijzer Name: Mr Reinier Keijzer Title: President	CALGON CARBON CORPORATION By: /s/ Mr Reinier Keijzer Name: Mr Reinier Keijzer Title: Authorized officer in his capacity as Vice-President Europe
CALGON CARBON (SUZHOU) CO., LTD. By: /s/ Mr Reinier Keijzer Name: Mr Reinier Keijzer Title: Proxy holder	CHEMVIRON SPRL By: /s/ Mr Reinier Keijzer Name: Mr Reinier Keijzer Title: Sole Manager